Beau Yanoshik

Partner

+1.202.373.6133

beau.yanoshik@morganlewis.com

via EDGAR Correspondence

August 31, 2023

Mr. Mark Cowan

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SPDR Series Trust (the “Registrant”); SEC File Nos. 333-57793 and 811-08839; Post-Effective Amendment No. 307 to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 307”)

Dear Mr. Cowan:

This letter responds to comments you provided in a telephonic conversation with me on Tuesday, July 25, 2023, with respect to Amendment No. 307 and the subsequent supplement filed pursuant to Rule 497(a) of the Securities Act of 1933 (the “Supplement”). Amendment No. 307 was filed on June 8, 2023, and included disclosure with respect to the SPDR Portfolio S&P Sector Neutral Dividend ETF (the “Fund”), a series of the Registrant, as set forth in the Prospectus and Statement of Additional Information (“SAI”) filed as part of Amendment No. 307. The Supplement was filed on July 5, 2023, and contained updated disclosure to the Prospectus and SAI included in Amendment No. 307.

Summaries of the comments with respect to the Fund, and responses thereto on behalf of the Registrant, are provided below. All page references refer to the pages in the Supplement. Capitalized terms not defined herein should be given the meaning provided in the Supplement.

Prospectus

1.	Comment: Please consider revising the Fund’s investment objective to include the name of the index the Fund seeks to track.

Response: The Registrant believes the current investment objective provides an accurate description of the Index, which the Registrant believes may be more helpful to investors than including the name of the Index. As a result, the Registrant respectfully declines to revise the investment objective as suggested.

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

2.	Comment: Please consider revising the Fund’s investment objective as follows, consistent with a similar sentence in “The Fund’s Principal Investment Strategy” section:

The SPDR Portfolio S&P Sector Neutral Dividend ETF (the “Fund”) seeks to provide investment results that, before fees and expenses, correspond generally to the total return performance of an index that tracks the performance of publicly traded issuers that have historically followed a policy of increasing or maintaining dividend payments and mirrors the sector weights of the ~~broad exchange-traded US equity securities universe~~ large-, mid-, and small-capitalization segments of the U.S. equity market.

Response: The Registrant believes the current investment objective provides an accurate description of the Index and, as a result, respectfully declines to revise the disclosure as suggested. However, the Registrant has revised the description of the Parent Index in “The Fund’s Principal Investment Strategy” section as follows to align with the description in the current investment objective.

The Parent Index is designed to measure the performance of the broad exchange-traded U.S. equity securities universe. ~~large-, mid-, and small-capitalization segments of the U.S. equity market.~~

3.	Comment: Please file on EDGAR a completed draft of the Fund’s fee table and example information prior to effectiveness.

Response: The completed fee and example tables are included in Appendix A to this correspondence.

4.

Comment: Because the name of the Fund includes a portion of the name of the Fund’s underlying index, please include a Rule 35d-1 policy to invest at least 80% of the Fund’s assets in securities included in the Index. Please disclose such policy in “The Fund’s Principal Investment Strategy” section, along with disclosure stating that the policy may be changed upon 60 days’ written notice to shareholders.

Response: The Registrant does not believe the Fund’s name requires the Fund to adopt a Rule 35d-1 policy to invest at least 80% of its assets in securities included in the Index. The Registrant notes that Footnote 42 in the Rule 35d-1 Adopting Release specifies that the term “index” suggests a focus on a particular type of investment and investment companies including this term in their name are therefore subject to Rule 35d-1. The Fund does not include the term “index” in its name and, as a result, the Registrant has not included a Rule 35d-1 policy. Although the Fund has not included a Rule 35d-1 policy related to the Index in the prospectus and SAI, the Registrant notes that, as stated in the Fund’s principal investment strategy, the Fund, under normal market conditions, generally invests substantially all, but at least 80%, of its total assets in the securities comprising the Index.

5.

Comment: Please disclose in “The Fund’s Principal Investment Strategy” section the Fund’s Rule 35d-1 policy related to investments in dividend-paying companies, which is currently disclosed in the SAI.

Response: The Registrant notes that the “Principal Strategies” discussion within the “Additional Strategies Information” section in Item 9 includes the following disclosure:

The Fund, as described in the SAI, has adopted a non-fundamental investment policy to invest at least 80% of its net assets, plus the amount of borrowings for investment purposes, in investments suggested by its name, measured at the time of investment. The Fund will provide shareholders with at least 60 days’ notice prior to any change in this non-fundamental 80% investment policy.

The Registrant believes the current disclosure is appropriate. In addition to the non-fundamental Rule 35d-1 policy in the SAI and the disclosure noted above in the “Additional Strategies Information” section, the Fund also has a policy disclosed in “The Fund’s Principal Investment Strategy” section to invest at least 80% of its assets in securities comprising the Index. “The Fund’s Principal Investment Strategy” section further notes that the Index is designed to measure the performance of certain companies that have followed a policy of increasing or maintaining dividends every year for at least seven consecutive years. As a result, the Registrant believes the current disclosure in its totality is clear that the Fund will invest at least 80% of its assets in securities of dividend-paying companies.

6.	Comment: Please consider revising the Fund’s Rule 35d-1 policy related to investments in dividend-paying companies as follows:

Under normal circumstances, [the Fund will not] invest less than 80% of its net assets, plus the amount of borrowings for investment purposes, in dividend-paying companies included in the S&P Composite 1500® Index.

Response: The Registrant respectfully declines to revise the Fund’s Rule 35d-1 policy as suggested. Rule 35d-1 requires a fund with a name that suggests that the fund focuses on, among other things, a particular type of investment to adopt a policy to invest, under normal circumstances, at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in the particular type of investment. While the Fund’s name suggests investments in companies that pay dividends, it does not suggest that those companies must be included in the S&P Composite 1500 Index.

7.

Comment: With respect to the following sentence included in “The Fund’s Principal Investment Strategy” section, please include disclosure in both Items 4 and 9 explaining how the investments identified in this sentence help the Fund track the Index.

In addition, in seeking to track the Index, the Fund may invest in equity securities that are not included in the Index, cash and cash equivalents or money market instruments, such as repurchase agreements and money market funds (including money market funds advised by the Adviser).

Response: The Fund may invest in the securities identified in the sentence above in a number of circumstances. For example, the Fund may invest in securities that are not yet represented in the Index in anticipation of their addition to the Index. When the Fund receives cash as part of a creation transaction or due to the sale of a Fund holding, but cannot immediately invest the cash, the Fund may temporarily hold the cash or invest it in cash equivalents or money market instruments. These investments are consistent with the Fund’s sampling strategy. The Registrant notes the paragraph below, currently included in the “Principal Strategies” discussion within the “Additional Strategies Information” section in Item 9, explaining the Fund’s sampling strategy.

The Adviser will utilize a sampling strategy in managing the Fund. Sampling means that the Adviser uses quantitative analysis to select securities, including securities in the Index, outside of the Index and derivatives that have a similar investment profile as the Index in terms of key risk factors, performance attributes and other economic characteristics. These include industry weightings, market capitalization, and other financial characteristics of securities. The quantity of holdings in the Fund will be based on a number of factors, including asset size of the Fund. In addition, from time to time, securities are added to or removed from the Index. The Adviser may sell securities that are represented in the Index, or purchase securities that are not yet represented in the Index, in anticipation of their removal from or addition to the Index. Further, the Adviser may choose to overweight securities in the Index, purchase or sell securities not in the Index, or utilize various combinations of other available techniques, in seeking to track the Index.

8.

Comment: Please disclose in the principal investment strategy if the Index is concentrated in an industry or group of industries and include corresponding principal risk disclosure in Items 4 and 9 discussing the risks associated with concentration and the risks associated with any industry or group of industries, as applicable.

Response: The Registrant has added disclosure to the principal strategies and principal risks sections related to the technology sector, which represented a significant portion of the Index as of July 31, 2023.

The Registrant believes the current placement of the “Concentration Risk” discussion in the “Non-Principal Risks” section is appropriate. Because the Fund’s strategy is to track its Index, the Fund’s investments may be concentrated in a particular industry or group of industries to the extent that its Index is concentrated in a particular industry or group of industries. As a result, the Fund may or may not be concentrated at any given time.

9.	Comment: Please revise the sentence below, included in “The Fund’s Principal Investment Strategy” section, as noted.

In seeking to track the Index, the Fund’s assets ~~may~~ will be concentrated in an industry or group of industries, but only to the extent that the Index concentrates in a particular industry or group of industries.

Response: The Registrant believes the disclosure included in the 485(a) filing is correct and appropriate. In particular, due to the fact that the Fund employs a sampling strategy, there may be instances when the Index is concentrated in an industry or group of industries, but the Fund is not.

10.

Comment: To the extent derivatives are counted toward the Fund’s Rule 35d-1 policy, please disclose in the prospectus that such derivatives are valued on a marked to market basis. Such disclosure need not be included in Item 4.

Response: The Registrant confirms that the Fund does not intend to use derivatives to meet its Rule 35d-1 policy.

11.

Comment: The Staff notes the following disclosure included in “The Fund’s Principal Investment Strategy” section. Please disclose the specific minimum float-adjusted market capitalization and liquidity requirements in the principal strategy.

To be eligible for inclusion in the Index, stocks must also meet minimum float-adjusted market capitalization and liquidity requirements.

Response: The disclosure has been revised as follows:

To be eligible for inclusion in the Index, ~~stocks must also meet minimum float-adjusted market capitalization and liquidity requirements~~ a company must also (i) have a float-adjusted market capitalization of at least $2 billion ($1.5 billion for current Index constituents) and (ii) have a three-month median daily value traded of at least $5 million ($4 million for current Index constituents).

12.

Comment: Please revise the following sentence included in “The Fund’s Principal Investment Strategy” section to disclose that eligible stocks must also have followed a policy of increasing or maintaining dividends every year for at least seven consecutive years.

To be eligible for inclusion in the Index, stocks must also meet minimum float-adjusted market capitalization and liquidity requirements.

Response: The Registrant directs the Staff’s attention to the sentence below, which is currently included in “The Fund’s Principal Investment Strategy” section, two sentences before the sentence noted above. The Registrant believes that, when read in its entirety, the Fund’s principal investment strategy is clear that the Index is comprised of stocks of companies that have followed a policy of increasing or maintaining dividends every year for at least seven consecutive years.

The Index is designed to measure the performance of companies in the S&P Composite 1500® Index (the “Parent Index”) that have followed a policy of increasing or maintaining dividends every year for at least seven consecutive years while maintaining sector weights that correspond to the Parent Index.

13.

Comment: The Staff notes “The Fund’s Principal Investment Strategy” includes information about when the Index rebalances and reconstitutes. Please disclose in the strategy whether the Fund will reposition its portfolio on the same schedule as the Index.

Response: The Registrant notes that “The Fund’s Principal Investment Strategy” states the Fund seeks to track the performance of the Index, which the Registrant believes sufficiently implies that the Fund generally will rebalance and reconstitute on the same schedule as the Index. However, as noted in the Prospectus, there may be instances where the Fund may sell securities that are represented in the Index, or purchase securities that are not yet represented in the Index, in anticipation of their removal from or addition to the Index. In such instances, the Fund will not rebalance its portfolio at the exact same time as the Index rebalance. As a result, the Registrant respectfully declines to add the disclosure as requested.

14.

Comment: Please include disclosure in the principal strategy stating that the Fund is non-diversified and provide an explanation of what it means to be a non-diversified fund. The Staff notes the inclusion of “Non-Diversification Risk” as a principal risk and expects corresponding disclosure in the principal strategy.

Response: The Registrant believes the current disclosure is consistent with Item 4(b)(1)(iv) of Form N-1A. Item 4(b)(1)(iv), relating to Principal Risks of Investing in the Fund, states the following: “if applicable, state that the Fund is non-diversified, describe the effect of non-diversification (e.g., disclose that, compared with other funds, the Fund may invest a greater percentage of its assets in a particular issuer), and summarize the risks of investing in a non-diversified fund.” The Registrant believes the discussion of “Non-Diversification Risk” in the “Principal Risks of Investing in the Fund” section addresses Item 4(b)(1)(iv).

15.	Comment: Please add principal risk disclosure for small-, mid- and large-capitalization companies.

Response: The Index, and therefore the Fund, does not focus on a particular market capitalization segment and, as a result, the Registrant respectfully declines to revise the principal risks as requested. The Registrant also notes the specific reference to large-, mid-, and small-capitalization has been removed from the principal investment strategy, as noted in response to Comment 2 above.

16.

Comment: Please add disclosure to the “Fluctuation of Net Asset Value, Share Premiums and Discounts Risk” discussing the risk of widening bid-ask spreads. Please add similar disclosure with regards to the “Liquidity Risk” discussion.

Response: The Registrant believes the disclosure below, which is currently included in the “Costs of Buying and Selling Shares” discussion, addresses the risks of widening bid-ask spreads and, as a result, the Registrant has not revised the “Fluctuation of Net Asset Value, Share Premiums and Discounts Risk” and “Liquidity Risk” discussions as requested.

In addition, secondary market investors will also incur the cost of the difference between the price that an investor is willing to pay for Fund Shares (the “bid” price) and the price at which an investor is willing to sell Fund Shares (the “ask” price). This difference in bid and ask prices is often referred to as the “spread” or “bid/ask spread.” The bid/ask spread varies over time for Fund Shares based on trading volume and market liquidity, and is generally lower if Fund Shares have more trading volume and market liquidity and higher if Fund Shares have little trading volume and market liquidity. Further, increased market volatility may cause increased bid/ask spreads. Due to the costs of buying or selling Fund Shares, including bid/ask spreads, frequent trading of Fund Shares may significantly reduce investment results and an investment in Fund Shares may not be advisable for investors who anticipate regularly making small investments.

17.

Comment: The Staff notes the Fund intends to invest in futures contracts as part of its principal investment strategy. If the Fund may invest in any other derivative instruments as part of its principal investment strategy, please add appropriate principal strategies and principal risk disclosure.

Response: The Registrant confirms that futures contracts are currently the only derivatives instrument intended to be used as part of the Fund’s principal strategy.

18.	Comment: Please identify supplementally the broad-based index the Fund intends to use in the average annual total returns table.

Response: The Fund currently intends to use the S&P 500 Index as its broad-based securities index.

19.	Comment: Please state that the portfolio managers listed are jointly and primarily responsible for the day-to-day management of the Fund.

Response: The Registrant believes the current disclosure is appropriate and consistent with Item 5 of Form N-1A, which states: “State the name, title, and length of service of the person or persons employed by or associated with the Fund or an investment adviser of the Fund who are primarily responsible for the day-to-day management of the Fund’s portfolio” (emphasis added).

20.

Comment: The Staff notes that the disclosure in the “Additional Strategies Information” section cross-references the “Fund Summary” for a more complete discussion. Item 9 disclosure should not cross reference to information included in the “Fund Summary” and instead should follow the layered approach contemplated by Form N-1A. The summary should be derived from the more detailed discussion of the principal strategies disclosed in Item 9. Please revise in accordance with the requirements of Item 4 and Item 9. See IM Guidance Update 2014-08.

Response: The Registrant believes the Fund’s current Item 4 disclosure provides an adequate and appropriate summary of the Fund’s principal investment strategy and therefore has not revised either the Item 4 or Item 9 disclosure. The Registrant notes that General Instruction 3(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” Therefore, consistent with Form N-1A instructions, the information is not repeated in response to Item 9 with respect to the Fund.

21.	Comment: Please include additional information about the Index methodology in the “Additional Strategies Information” section.

Response: The Registrant believes “The Fund’s Principal Investment Strategy” section in Item 4 currently includes the relevant and material terms of the Index methodology. As a result, the Registrant respectfully declines to revise the “Additional Strategies Information” section.

22.	Comment: With respect to the following sentence included in the “Additional Strategies Information” section, please explain why and when this would occur.

Further, the Adviser may choose to overweight securities in the Index, purchase or sell securities not in the Index, or utilize various combinations of other available techniques, in seeking to track the Index.

Response: The disclosure refers to the Fund’s utilization of a sampling strategy in managing the Fund. The Registrant notes the paragraph below, currently included in the “Principal Strategies” discussion in the “Additional Strategies Information” section, explaining the Fund’s sampling strategy.

The Adviser will utilize a sampling strategy in managing the Fund. Sampling means that the Adviser uses quantitative analysis to select securities, including securities in the Index, outside of the Index and derivatives that have a similar investment profile as the Index in terms of key risk factors, performance attributes and other economic characteristics. These include industry weightings, market capitalization, and other financial characteristics of securities. The quantity of holdings in the Fund will be based on a number of factors, including asset size of the Fund. In addition, from time to time, securities are added to or removed from the Index. The Adviser may sell securities that are represented in the Index, or purchase securities that are not yet represented in the Index, in anticipation of their removal from or addition to the Index.

With respect to when and why the Fund may utilize sampling, the Registrant notes the sentence below, also currently included in the “Principal Strategies” discussion in the “Additional Strategies Information” section, providing examples of circumstances that may prevent the Fund from replicating the Index.

For example, the Fund may not be able to achieve a high degree of correlation with its Index when there are practical difficulties or substantial costs involved in compiling a portfolio of securities to follow the Index, when a security in the Index becomes temporarily illiquid, unavailable or less liquid, or legal restrictions exist that prohibit the Fund from investing in a security in the Index.

23.	Comment: Please disclose both of the Fund’s Rule 35d-1 policies, as identified in Comments 4 and 5, in the “Additional Strategies Information” section.

Response: The Registrant directs the Staff’s attention to its responses to Comments 4 and 5.

24.

Comment: Please disclose the Fund’s concentration and diversification policies in response to Item 9(b) of Form N-1A. Please note it is the Staff’s position that General Instruction C.3(a), which states that information that is included in response to Items 2 through 8 need not be repeated elsewhere in prospectus, does not trump the fact that both Item 4(a) and Instruction 4 to Item 9(b) of Form N-1A request disclosure of a fund’s concentration policy.

Response: The Registrant notes the Fund’s concentration and diversification policies are disclosed in the current Item 4 principal strategy and risks sections, respectively. The Registrant acknowledges the Staff’s comment, but notes that neither Form N-1A nor the Commission’s proposing or adopting releases regarding the use of a summary prospectus indicate that General Instruction C.3(a) should not apply to Instruction 4 to Item 9(b) of Form N-1A. Therefore, the Registrant has not repeated the Fund’s concentration and diversification policies in response to Item 9.

25.

Comment: With respect to the following disclosure in the “Lending of Securities” discussion in the “Non-Principal Strategies” section, investments of cash collateral should be limited to short-term, highly liquid investments. As a result, please remove references to asset-backed securities, mortgage-related securities and repurchase agreements.

To the extent the Fund receives cash collateral, as of the date of this Prospectus, the Adviser expects to invest such cash collateral in a fund managed by the Adviser that invests in: a broad range of money market instruments; certificates of deposit and time deposits of U.S. and foreign banks; commercial paper and other high quality obligations of U.S. or foreign companies; asset-backed securities; mortgage-related securities; repurchase agreements; and shares of money market funds.

Response: The Registrant believes the Fund’s investment of cash collateral as described in the sentence above is appropriate and, therefore, respectfully declines to remove the references to asset-backed securities, mortgage-related securities and repurchase agreements. As noted in the sentence above, the Fund will invest cash collateral received from securities lending activities in shares of a fund managed by the Adviser (the “underlying fund”). Shares of the underlying fund are primarily offered to, and held by, clients that participate in the State Street Bank and Trust Company securities lending program, and the underlying fund is used exclusively for the investment of cash received as collateral for securities loans. The underlying fund currently invests only in U.S. dollar-denominated, short-term, high quality debt obligations, including asset-backed securities, mortgage-related securities and repurchase agreements. The Registrant expects the shares of the underlying fund to be highly liquid.

26.

Comment: The Staff notes that “Counterparty Risk,” “Leveraging Risk” and “Liquidity Risk” are listed as principal risks in Item 9 but not in Item 4. The Staff also notes that “Derivatives Risk” is included in Item 9 but that “Futures Risk” is included in Item 4. Please confirm the risks included in Item 4 are reconciled with principal risks included in Item 9.

Response: The Registrant believes the current disclosure is appropriate. The Registrant notes that certain risks included in Item 9 but not in Item 4 are intended to supplement and enhance Item 4 risk disclosure. For example, the “Counterparty Risk”, “Leveraging Risk”, “Liquidity Risk” and “Derivatives Risk” discussions included in Item 9 are intended to supplement and enhance the “Futures Contracts Risk” discussion in Item 4.

27.	Comment: Please revise the second to last sentence of the “Fluctuation of Net Asset Value, Share Premiums and Discounts Risk” discussion as follows:

While the creation/redemption feature is designed to make it likely that Fund Shares normally will trade close to the Fund’s net asset value, disruptions to creations and redemptions or market volatility may result in trading prices that differ significantly from the Fund’s net asset value and widening bid-ask spreads.

Response: The Registrant notes the “Fluctuation of Net Asset Value, Share Premiums and Discounts Risk” discussion is intended to address the potential of Fund shares trading in the secondary market at a price above or below the Fund’s net asset value per share, and is not intended to address bid-ask spreads. As noted in response to Comments 16 and 28, the Registrant believes the disclosure currently included in the “Costs of Buying and Selling Shares” discussion, addresses the risks of widening bid-ask spreads.

28.

Comment: Please revise the “Authorized Participants, Market Makers and Liquidity Providers Concentration Risk” discussion to address the risk of widening bid-ask spreads. Please add similar disclosure with regards to the “Liquidity Risk” discussion.

Response: The Registrant believes the disclosure below, which is currently included in the “Costs of Buying and Selling Shares” discussion, addresses the risks of widening bid-ask spreads and, as a result, the Registrant has not revised the “Authorized Participants, Market Makers and Liquidity Providers Concentration Risk” and “Liquidity Risk” discussions as requested.

In addition, secondary market investors will also incur the cost of the difference between the price that an investor is willing to pay for Fund Shares (the “bid” price) and the price at which an investor is willing to sell Fund Shares (the “ask” price). This difference in bid and ask prices is often referred to as the “spread” or “bid/ask spread.” The bid/ask spread varies over time for Fund Shares based on trading volume and market liquidity, and is generally lower if Fund Shares have more trading volume and market liquidity and higher if Fund Shares have little trading volume and market liquidity. Further, increased market volatility may cause increased bid/ask spreads. Due to the costs of buying or selling Fund Shares, including bid/ask spreads, frequent trading of Fund Shares may significantly reduce investment results and an investment in Fund Shares may not be advisable for investors who anticipate regularly making small investments.

29.	Comment: Please consider updating the disclosure related to COVID-19 in the “Market Risk” discussion.

Response: The Registrant has revised the disclosure.

SAI

30.	Comment: Please consider updating the “LIBOR Risk” discussion in light of the fact that the June 30, 2023 phase out date has passed.

Response: The Registrant has revised the disclosure.

31.	Comment: Please consider updating the “Market Turbulence Resulting from COVID-19” discussion.

Response: The Registrant has revised the disclosure.

32.

Comment: Please revise the concentration policy included in the “Investment Restrictions” section to clarify that the Fund will concentrate in an industry or group of industries to the extent the Index concentrates in an industry or group of industries.

Response: The Registrant believes the current fundamental concentration policy is appropriate. As noted in response to Comment 9, there may be instances when the Index is concentrated in an industry or group of industries, but the Fund is not.

33.

Comment: Please revise the non-fundamental policy below, included in the “Investment Restrictions” section, to specify the name of the Index. Please also add disclosure to this policy stating that the policy may be changed upon 60 days’ written notice to shareholders.

The Fund will not, under normal circumstances, invest less than 80% of its total assets in securities that comprise the benchmark Index.

Response: The Registrant directs the Staff’s attention to its response to Comment 4. The non-fundamental policy identified by the Staff does not include shareholder notice language because it is not a Rule 35d-1 policy, which requires 60 days’ written notice to shareholders in the event of a change in policy.

34.	Comment: Please revise the third non-fundamental policy included in the “Investment Restrictions” section as follows:

Under normal circumstances, invest less than 80% of its net assets, plus the amount of borrowings for investment purposes, in dividend-paying companies in the S&P Composite 1500® Index. Prior to any change in the Fund’s 80% investment policy, the Fund will provide shareholders with 60 days’ written notice.

Response: The Registrant directs the Staff’s attention to its response to Comment 6.

Part C

35.	Comment: Please file the index license agreement as an exhibit.

Response: The Registrant does not believe the index license agreement is required to be filed because the Registrant and Fund are not parties to the license agreement and, therefore, has not filed the license agreement as an exhibit to the registration statement.

***************

Please do not hesitate to contact the undersigned at (202) 373-6133 if you have any questions concerning the foregoing.

Sincerely,

/s/ Beau Yanoshik
Beau Yanoshik

cc:	David Urman, Esq.

W. John McGuire, Esq.

Philip K.W. Smith, Esq.

Appendix A

FEES AND EXPENSES OF THE FUND

The table below describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Fund Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment):

Management fees	0.05%
Distribution and service (12b-1) fees	None
Other expenses[1]	0.00%
Total annual Fund operating expenses	0.05%

[1]	“Other Expenses” are based on estimated amounts for the current fiscal year.

EXAMPLE:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and then sell or hold all of your Fund Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Year 1	Year 3
$5	$16